State of Delaware
Secretary of State
Division of Corporations
Delivered 03:36 PM 01/23/2014
FILED 05:40 PM 01/22/2014
SRV 140080314 - 4988217 FILE

# CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

# OF

# HANOVER PORTFOLIO ACQUISITIONS, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is **HANOVER PORTFOLIO ACQUISITIONS, INC.**

2. The certificate of incorporation of the corporation is hereby amended by striking out Article One thereof and by substituting in lieu of said Article the following new Article:

*"Article One: The name of the corporation is "**ENDONOVO THERAPEUTICS, INC.**"*

3. The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on January 22, 2013

Frank J. Hariton, Assistant Secretary